# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Southern States Bancshares, Inc., CIK 0001689731
CUSIP: 843878307
Title of class of securities: Common Stock, par value $5.00 per share
Address of issuer's principal executive offices: 615 QUINTARD AVENUE, ANNISTON, Alabama (AL), 36201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001656345

## Reporting persons
- Strategic Value Investors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 248,502; sole dispositive power 0; shared dispositive power 248,502; aggregate amount beneficially owned 848,502 (8.6% of the class)
- Strategic Value Opportunities LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 600,000; sole dispositive power 0; shared dispositive power 600,000; aggregate amount beneficially owned 848,502 (8.6% of the class)
- Ben Mackovak: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 848,502; sole dispositive power 0; shared dispositive power 848,502; aggregate amount beneficially owned 848,502 (8.6% of the class)
- Marty Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 848,502; sole dispositive power 0; shared dispositive power 848,502; aggregate amount beneficially owned 848,502 (8.6% of the class)
- Strategic Value Private Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 848,502; sole dispositive power 0; shared dispositive power 848,502; aggregate amount beneficially owned 848,502 (8.6% of the class)
  Comment: Limited Liability Company
- STRATEGIC VALUE BANK PARTNERS LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 848,502; sole dispositive power 0; shared dispositive power 848,502; aggregate amount beneficially owned 848,502 (8.6% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Southern States Bancshares, Inc.
Address of issuer's principal executive offices: 615 QUINTARD AVENUE, ANNISTON, ALABAMA, 36201

## Item 2. Person Filing
Name of person filing:
Strategic Value Investors, LP is a Delaware limited partnership.

Strategic Value Opportunities, LP is a Delaware limited partnership.

Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Strategic Value Private Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Opportunities, LP.

Strategic Value Bank Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Person is 127 Public Square, Suite 1510, Cleveland, Ohio 44114
Citizenship: Strategic Value Investors and Strategic Value Opportunities are organized under the laws of the State of Delaware. Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC are organized under the laws of the State of Ohio. Each of Messrs. Mackovak and Adams is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 848502
Percent of class: 8.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 848502
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 848502

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Strategic Value Investors LP: Michael Shay, Chief Compliance Officer (02/12/2025)
- Strategic Value Opportunities LP: Michael Shay, Chief Compliance Officer (02/12/2025)
- Ben Mackovak: Michael Shay, Chief Compliance Officer (02/12/2025)
- Marty Adams: Michael Shay, Chief Compliance Officer (02/12/2025)
- Strategic Value Private Partners LLC: Michael Shay, Chief Compliance Officer (02/12/2025)
- STRATEGIC VALUE BANK PARTNERS LLC: Michael Shay, Chief Compliance Officer (02/12/2025)